EXHIBIT 4
FOIA CONFIDENTIAL TREATMENT
REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0010

Horn River Basin Hydraulic Fracturing Fluid Product Component Information Disclosure

Hydraulic Fracturing Fluid Composition
Trade Name	Supplier	Purpose	Ingredients	Chemical Abstract Service Number (CAS #)	Maximum Ingredient Concentration in Additive (% by volume)(2)	Maximum Ingredient Concentration in HF Fluid (% by volume)(2)
Clean Volume (gals)(1)		Base Fluid			100.00%	96.4321829%
Proppant (lbs)		Proppant			100.00%	3.304053%
B145	Schlumberger Canada, Ltd.	Friction Reducer	Distillates (petroleum), hydrotreated light	64742-47-8	40.00%	0.037972%
B145	Schlumberger Canada, Ltd.	Friction Reducer	Alcohol ethoxylate C-10/16 with 6.5 EO	68002-97-1	5.00%	0.004747%
X-CIDE 207	Baker Petrolite	Biocide	Diatomaceous earth, calcined	91053-39-3	60.00%	0.017816%
X-CIDE 207	Baker Petrolite	Biocide	Magnesium nitrate	10377-60-3	10.00%	0.002969%
X-CIDE 207	Baker Petrolite	Biocide	5-chloro-2-methyl-4-isothiazolin-3-one	26172-55-4	10.00%	0.002969%
X-CIDE 207	Baker Petrolite	Biocide	Magnesium chloride	7786-30-3	5.00%	0.001485%
X-CIDE 207	Baker Petrolite	Biocide	Crystalline silica: Quartz (SiO2)	14808-60-7	1.00%	0.000297%
SCW2600	Baker Petrolite	Scale Inhibitor	Methanol	67-56-1	30.00%	0.008908%
SCW2600	Baker Petrolite	Scale Inhibitor	Organic phosphonate	Proprietary	30.00%	0.008908%
SCW2600	Baker Petrolite	Scale Inhibitor	Organic phosphonate	Proprietary	10.00%	0.001656%
SCW2600	Baker Petrolite	Scale Inhibitor	Ammonium chloride	12125-02-9	10.00%	0.001656%
SCW2600	Baker Petrolite	Scale Inhibitor	Amine salt	Proprietary	5.00%	0.000828%
SCW2600	Baker Petrolite	Scale Inhibitor	Oxyalkylated polyamine	Proprietary	5.00%	0.000828%
H015	Schlumberger Canada, Ltd.	Breakdown Perforations	Hydrochloric Acid	7647-01-0	15.00%	0.002484%
F110	Schlumberger Canada, Ltd.	Non-Emulsifier for Acid	Methanol	67-56-1	40.00%	0.006623%
F110	Schlumberger Canada, Ltd.	Non-Emulsifier for Acid	Ethoxylated alcohols	Proprietary	30.00%	0.034771%
A201	Schlumberger Canada, Ltd.	Inhibitor Aid for Acid	Formic acid	64-18-6	85.00%	0.000188%
A264	Schlumberger Canada, Ltd.	Corrostion Inhibitor for Acid	Methanol	67-56-1	40.00%	0.000088%
A264	Schlumberger Canada, Ltd.	Corrostion Inhibitor for Acid	Aliphatic acids	Proprietary	30.00%	0.001325%
A264	Schlumberger Canada, Ltd.	Corrostion Inhibitor for Acid	Thiourea formaldehyde polymer	Proprietary	30.00%	0.000265%
A264	Schlumberger Canada, Ltd.	Corrostion Inhibitor for Acid	Aliphatic alcohols, ethoxylated #1	Proprietary	30.00%	0.000265%
U106	Schlumberger Canada, Ltd.	Chelating Agent	Sodium salt of aliphatic amine acid	Proprietary	60.00%	0.000530%
U106	Schlumberger Canada, Ltd.	Chelating Agent	Sodium hydroxide (impurity)	1310-73-2	1.50%	0.000013%
U106	Schlumberger Canada, Ltd.	Chelating Agent	Trisodium nitrilotriacetate (impurity)	5064-31-3	1.00%	0.000011%
L058	Schlumberger Canada, Ltd.	Iron Control for Acid	Sodium erythorbate	6381-77-7	100.00%	0.001104%
(1) Total Water Volume sources may include fresh water, produced water, and/or recycled water
(2) Information is based on the maximum potential for concentration and thus the total may be over 100%